BOSTON      CONNECTICUT      NEW JERSEY      NEW YORK      WASHINGTON, DC
Frank E. Lawatsch, Jr.
Attorney At Law
7 Times Square
New York, NY 10036
T: (212) 297 5830 F: (212) 916 2940
flawatsch@daypitney.com
September 8, 2008
VIA EDGAR AND FACSIMILE NO. (202) 772-9204
H. Christopher Owings, Esq., Assistant Director
Alexandra M. Ledbetter, Esq., Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3628

Re:	The Ridgewood Power Growth Fund
Preliminary Proxy Statement on Schedule 14A
Filed August 1, 2008
File No. 000-25935

Ridgewood Electric Power Trust V
Preliminary Proxy Statement on Schedule 14A
Filed August 1, 2008
File No. 000-24143
Dear Mr. Owings and Ms. Ledbetter:
          We are counsel to The Ridgewood Power Growth Fund (“Growth Fund”) and Ridgewood Electric Power Trust V (“Trust V”), each of which is a Delaware trust. We refer to Growth Fund and Trust V herein together as the “Funds”, and each individually as a “Fund”.
          We have received and reviewed the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 29, 2008 (the “Comment Letter”) on the above-referenced Preliminary Proxy Statement on Schedule 14A filed by The Ridgewood Power Growth Fund (the “Growth Fund Consent Statement”) and the above-referenced Preliminary Proxy Statement on Schedule 14A filed by Ridgewood Electric Power Trust V (the “Trust V Consent Statement”; and together, the “Consent Statements”), each filed with the Commission on August 1, 2008. We are furnishing the following responses to the Staff’s comments on the Consent Statements on behalf of the Funds and Ridgewood Renewable Power LLC, as the Managing Shareholder of the Funds (the “Managing Shareholder”).

H. Christopher Owings, Esq., Assistant Director
Alexandra M. Ledbetter, Esq., Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
September 8, 2008

          Where indicated below, the Funds will include changes to the disclosure in an amendment to each Consent Statement, which will be filed simultaneously with this response letter via EDGAR. The Funds’ and Managing Shareholder’s responses to the Staff’s comments are set forth below:
The Ridgewood Power Growth Fund
1.	On the first page of the proxy statement, as delivered to security holders, state the approximate date on which the proxy statement and form of proxy are first given to security holders. See Item 1(b) of Schedule 14A under the Exchange Act.

Response: Each of the Consent Statements has been revised to state the approximate date on which such Consent Statement and form of consent are first given to shareholders, on each of the cover letter from Robert E. Swanson and the first page of the Notice of Solicitation of Consents.

2.	Please add to your proxy statement the general information regarding shareholder proposals required by Item 1(c) of Schedule 14A and Rule 14a-5(e).

Response: Neither of the Funds holds annual meetings of shareholders, as neither Fund has a board of directors or similar body, and the Managing Shareholder serves in that role for the life of the Funds, except in certain limited circumstances. Accordingly, we believe Item 1(c) of Schedule 14A is inapplicable. The Funds may from time to time call special meetings of shareholders in accordance with the provisions of their respective Declarations of Trust. Neither the Managing Shareholder nor the Funds are able to predict when their next special meeting will be held and therefore cannot establish a deadline for submission of shareholder proposals. However, disclosure has been added under the heading “Shareholder Proposals” on page 15 of the Growth Fund Consent Statement and page 13 of the Trust V Consent Statement that each Fund does not hold annual meetings of shareholders and that neither the Delaware Statutory Trust Act nor the respective Fund’s Declaration of Trust require either Fund to hold an annual meeting. Such additional disclosure also describes the manner in which the Managing Shareholder may call shareholder meetings and the manner in which shareholders holding 10% or more of the outstanding shares entitled to vote on a matter may demand a solicitation of consents.

H. Christopher Owings, Esq., Assistant Director
Alexandra M. Ledbetter, Esq., Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
September 8, 2008

Solicitation of Consents of Shareholders, page 11
Consents Required, page 11
3.	In your discussion of the consents required in connection with your proposal, we note your statement on page 11 that your proposed “sale constitutes a sale of substantially all of the assets for Growth Fund under the Declaration of Trust for The Ridgewood Power Growth Fund, dated as of January 4, 1998, as amended...” Please expand your disclosure here to support your belief that the sale of the Ridgewood Egypt business constitutes a sale of substantially all of Growth Fund’s property under Section 14.1(b) of the Declaration of Trust.

Response: The disclosure under the heading “SOLICITATION OF CONSENTS OF SHAREHOLDERS — Consents Required” beginning on page 11 of the Growth Fund Consent Statement has been revised to include additional disclosure regarding the Managing Shareholder’s conclusion that the sale of the Ridgewood Egypt business constitutes a sale of substantially all of Growth Fund’s property under Section 14.1(b) of the Declaration of Trust.

4.	Regarding your conclusion that the proposed transaction is not a “going private” transaction subject to Rule 13e-3 under the Exchange Act, we note your statement on page 11 that, “[a]lthough the sale constitutes an ‘Affiliate Transaction’ under the Growth Fund Declaration of Trust, it does not constitute a transaction with an ‘affiliate’ as defined in Rule 13e-3 of the Exchange Act, as none of Horus, Mariridge or Mr. Girges is an affiliate of either Fund as defined in such rule.” Please analyze under Rule 13e-3 why none of these parties are “affiliate” and why the transaction should not be subject to Rule 13e-3.

Response: Exchange Act Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Control means the power to direct the management and policies of the issuer, whether as a director or executive officer of the issuer, through the ownership of voting securities, by contract, or otherwise. No such affiliate relationship between the Funds and Mr. Girges now exists or has existed at any time. Mr. Girges does not currently serve, nor has he ever served, as an officer, employee or member of management of the Funds or the Managing Shareholder and does not perform, and has never performed, any policy-making functions for the Funds or the Managing Shareholder. Further, Mr. Girges holds no equity or other interest in the Funds or the Managing Shareholder. As such, Mr. Girges is not directly or indirectly in control of, or under common control with, the Funds.

H. Christopher Owings, Esq., Assistant Director
Alexandra M. Ledbetter, Esq., Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
September 8, 2008

Mariridge, which is controlled by Mr. Girges, has no relationship with the Funds independent of Mr. Girges’ relationship with the Funds. Because Mr. Girges is not an “affiliate” within the meaning of Rule 13e-3(a)(1) and because neither Fund nor the Managing Shareholder is controlled by, or can assert any control over, Mariridge, Mariridge is therefore not an “affiliate” of the Funds within the meaning of Rule 13e-3(a)(1).

Horus is an unaffiliated third party that is completely independent of the Funds and the Managing Shareholder. Horus is a fund controlled by EFG-Hermes, and as such, is neither owned nor controlled by Mr. Girges. As such, it is also not an “affiliate” of the Funds within the meaning of Rule 13e-3(a)(1).

Because none of the Purchasers are “affiliates” of Growth Fund under Rule 13e-3, the sale does not constitute a “going private” transaction pursuant to Rule 13e-3.
The Transaction, page 16
Background of and Reasons for the Transaction, page 16
5.	We note your disclosure on page 16 that “[i]n determining whether to market the assets of REFI for sale, the Managing Shareholder, its executive officers, the executive officers of the Funds and Mr. Girges considered their view that continued operations of the REFI business would most likely involve continued limitations on cash distributions, as REFI would need to (i) dedicate its free cash flow to expansion plans and not to payment of current distributions and (ii) maintain a significant capital expansion program for the foreseeable future to meet the increasing demand of its customers and to maintain the competitive advantages it has established in recent years.” Please quantify the amount of additional capital needed to operate the REFI business competitively so that investors can more fully evaluate the strategic alternatives you considered.

Response: The disclosure under the heading “THE TRANSACTION — Background of and Reasons for the Transaction” beginning on page 17 of the Growth Fund Consent Statement and page 14 of the Trust V Consent Statement has been revised to include an estimate of the amount of additional capital needed to operate the REFI business competitively. This additional disclosure is set forth in the second full paragraph on page 18 of the Growth Fund Consent Statement and the second full paragraph on page 15 of the Trust V Consent Statement.

H. Christopher Owings, Esq., Assistant Director
Alexandra M. Ledbetter, Esq., Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
September 8, 2008

6.	We note your disclosure on page 16 that the Funds’ investments in REFI since the outset have totaled approximately $35.3 million. Please clarify whether this amount includes the aggregate amount of the loans which you are characterizing as equity contributions for tax purposes, or is in addition to the loans.

Response: The disclosure under the heading “THE TRANSACTION — Background of and Reasons for the Transaction” beginning on page 17 of the Growth Fund Consent Statement and page 14 of the Trust V Consent Statement has been clarified to reflect that the $35.3 million total investment amount includes the loans. The revised disclosure is set forth in the first full paragraph on page 18 of the Growth Fund Consent Statement and the first full paragraph on page 15 of the Trust V Consent Statement.

7.	We note your disclosure that the Managing Shareholder retained Mr. Andrew West as an advisor in connection with this transaction. Please disclose the assignment given to Mr. West. Please advise us whether Mr. West participated in preparing the financial analysis you have included in the proxy statement.

Response: The disclosure under the heading “THE TRANSACTION — Background of and Reasons for the Transaction” beginning on page 17 of the Growth Fund Consent Statement and page 14 of the Trust V Consent Statement has been revised to include additional disclosure regarding Mr. Andrew West’s assignment and duties. Mr. West did not participate in preparing the financial analysis. The additional disclosure is set forth in the carryover paragraph at the top of page 22 of the Growth Fund Consent Statement and the carryover paragraph at the top of page 19 of the Trust V Consent Statement.

8.	Please summarize each report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from a third party and materially related to this transaction. See Item 14A(b)(6) of Schedule 14A and Item 1015 of Regulation M-A.

Response: No written report, opinion, consultation, proposal or presentation materially related to this transaction was received by the Funds or the Managing Shareholder from a third party. The disclosure under the heading “THE TRANSACTION — Background of and Reasons for the Transaction” beginning on page 17 of the Growth Fund Consent Statement and page 14 of the Trust V Consent Statement has been revised to include additional disclosure regarding conversations with third party investment bankers regarding the sale transaction. The additional disclosure is set forth in the carryover paragraph at the top of page 22 of the Growth Fund Consent Statement and the carryover paragraph at the top of page 19 of the Trust V Consent Statement.

H. Christopher Owings, Esq., Assistant Director
Alexandra M. Ledbetter, Esq., Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
September 8, 2008

9.	We note your disclosure on page 19 that “[a]s a result of conversations between Mr. Swanson, Chairman of the Managing Shareholder, and Mr. Girges in September 2007, Mr. Girges, along with Mr. Andrew West, an advisor retained by the Managing Shareholder as a consultant, assumed the responsibility for making initial contact with prospective buyers for REFI.” Please revise this section to provide beginning and end dates and relevant details for all material events regarding your decision to sell to an inside buyer. For example, please indicate whether you held discussions and/or negotiations with any prospective buyer unaffiliated with Mr. Girges.

Response: The disclosure under the heading “THE TRANSACTION — Background of and Reasons for the Transaction” beginning on page 17 of the Growth Fund Consent Statement and page 14 of the Trust V Consent Statement has been revised to expand the disclosure relating to conversations with investment bankers and Mr. Girges and to include additional disclosure regarding the decision to sell to the Purchasers. This disclosure is set forth on pages 22-23 of the Growth Fund Consent Statement and on pages 19-20 of the Trust V Consent Statement.

10.	You state on page 19 that you engaged in discussions with multiple investment bankers. Please describe the nature of these discussions with the investment banks and disclose whether you retained any of these investment banks.

Response: The disclosure under the heading “THE TRANSACTION — Background of and Reasons for the Transaction” beginning on page 17 of the Growth Fund Consent Statement and page 14 of the Trust V Consent Statement has been revised to include additional disclosure regarding discussions with the investment banks and the decision not to engage an investment banker to manage the sale. The revised disclosure is set forth in the carryover paragraph at the top of page 22 of the Growth Fund Consent Statement and the carryover paragraph at the top of page 19 of the Trust V Consent Statement.

11.	For each key meeting cited, please ensure that the disclosure conveys all material persons who participated and all material matters discussed. For example, you should discuss fully the negotiation of the purchase price. You mention briefly that the Managing Shareholders countered Horus’ initial bid but you do not describe the negotiation of the purchase price and the subject of meetings spanning several days during May and June 2008.

Response: The disclosure under the heading “THE TRANSACTION — Background of and Reasons for the Transaction” beginning on page 17 of the Growth Fund Consent Statement and page 14 of the Trust V Consent Statement has been expanded to include additional disclosure regarding material persons who participated in each key meeting

H. Christopher Owings, Esq., Assistant Director
Alexandra M. Ledbetter, Esq., Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
September 8, 2008

and material matters discussed. The additional disclosure is set forth throughout the section.

12.	Certain statements in your document suggest that the Ridgewood entities’ need for quick liquidity is a driving factor in the sale of the Egypt business and the liquidation the Funds. For instance, we note your disclosure on page 16 that you did not consider obtaining a bank loan for REFI to be a viable option “as such loans would likely restrict REFI’s ability to make distributions during the period in which loans would be outstanding.” Similarly, with respect to a public offering of REFI securities, “since the purpose of listing on [the AIM market in London or the Cairo Alexandria Stock Exchange] would be to raise capital for REFI’s expansion, funds raised in the offering would be used by REFI, and not available for distribution to shareholders.” (page 18) Please expand your disclosure to clarify the extent to which Ridgewood’s need for liquidity is driving both the sale and the Managing Shareholder’s determination to dissolve the Funds.

Response: The disclosure under the heading “THE TRANSACTION — Background of and Reasons for the Transaction” beginning on page 17 of the Growth Fund Consent Statement and page 14 of the Trust V Consent Statement has been revised to include additional disclosure. The revisions clarify that it is not the need for liquidity that is driving the transaction, but rather that the transaction provides the best opportunity for liquidity to investors in the Funds. The additional disclosure is set forth in the first paragraph under this heading in each of the Consent Statements.
Financial Analysis of the Sale Consideration by the Managing Shareholder, page 22
13.	Please discuss why you have selected a terminal value of REFI assets at three times 2017 free cash flow. Also explain your selection of discount rates that range from 21-27%.

Response: The disclosure under the heading “THE TRANSACTION — Fairness of Transaction — Financial Analysis of the Sale Consideration by the Managing Shareholder” beginning on page 25 of the Growth Fund Consent Statement and page 22 of the Trust V Consent Statement has been revised to include additional disclosure regarding the selected terminal value.

H. Christopher Owings, Esq., Assistant Director
Alexandra M. Ledbetter, Esq., Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
September 8, 2008

Distribution of Net Proceeds of Sale to Shareholders of Growth Fund, Trust V and Egypt Fund, page 24
14.	We note your statement on page S-6 and 24 that the “Estimated Net Proceeds Per Share” in your table do not represent the actual amounts to be distributed as a result of the transaction to shareholders of Growth fund, Trust V and Egypt Fund, respectively, due to additional contingencies and expenses payable by the funds. Please make appropriate assumptions and disclose estimated amounts that shareholders would receive as a result of all of the actions upon which they are voting. You must disclose the consideration that shareholders would receive in connection with the proposed sale of Ridgewood Egypt given that, as you state on page 12, “consent to the sale by a shareholder of Growth Fund also constitutes consent by such shareholder to the subsequent liquidation and dissolution of Growth Fund pursuant to such Plan of Liquidation and Dissolution.” See Item 14(b)(4) of Schedule 14A and Item 1004(a)(2)(ii) of Regulation M-A.

Response: As disclosed in the Growth Fund Consent Statement, upon the consummation of the sale, the Managing Shareholder is required to attempt to liquidate the remaining assets in Growth Fund in accordance with the Growth Fund Plan of Liquidation and Dissolution. The Managing Shareholder currently intends to distribute to shareholders of Growth Fund within a reasonable time following the consummation of the sale and prior to the ultimate liquidation and dissolution of Growth Fund a portion of the cash received by Growth Fund as a result of the sale, but such portion may be less than the estimated net proceeds per investor share provided in the table on pages S-6 and 28 of the Growth Fund Consent Statement, by such amounts as the Managing Shareholder determines are necessary to be retained by Growth Fund based upon assessments to be made by the Managing Shareholder at such time. However, the Managing Shareholder is presently unable to estimate the amount of such initial distribution because such amount will be based upon facts and circumstances which the Managing Shareholder will have to evaluate at such time. Further distributions, if any, would be determined based upon the extent of the Managing Shareholder’s success in selling the assets of Growth Fund that remain following the consummation of the sale and, among other things, the need to establish reserves for liabilities for contingent and other obligations and for expenses of operation of Growth Fund until final liquidation, as discussed below.

The disclosure following the table on page S-6 and preceding the table on page 28 of the Growth Fund Consent Statement has been revised to indicate that the amount of distributions to be made to shareholders, if any, is currently not determinable, as any such distributions would be based upon assessments made by the Managing Shareholder of conditions existing at the time of any such distributions, including the status of the sale of Growth Fund’s remaining assets, the status of litigation and any other contingent liabilities, estimates of wind-down

H. Christopher Owings, Esq., Assistant Director
Alexandra M. Ledbetter, Esq., Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
September 8, 2008

expenses of Growth Fund and the estimated expenses associated with operating a liquidating trust, as applicable, if such a liquidating trust is established, all of which could reduce any cash to be distributed to shareholders in accordance with Section 8.1(g) and Article 14 of the Growth Fund Declaration of Trust.

The disclosure on pages S-6 and page 28 of the Growth Fund Consent Statement currently provides that “[n]o assurances can be given as to the amount, or timing, of distributions, if any, to shareholders of the Funds.” This disclosure has been revised to further indicate that following the consummation of the sale, the Managing Shareholder intends to make an initial distribution of a portion of the sale proceeds allocable to Growth Fund within a reasonable time after consummation of the sale. This disclosure was included to indicate to shareholders that although there is uncertainty as to the timing and amount of distributions after a sale of assets, the Managing Shareholder has advised shareholders that it intends after the sale to make a determination as to the initial distribution of sale proceeds based on the facts known to the Managing Shareholder at that time and that the Managing Shareholder intends to make such initial distribution to shareholders within a reasonable time following the consummation of the sale. The timing and amount of distributions thereafter is speculative, and this disclosure also indicates to shareholders that there exists a possibility that shareholders may receive no further consideration as a result of the liquidation and dissolution of Growth Fund.

With respect to distributions in dissolution, Section 3808(e) of the Delaware Statutory Trust Act requires that upon dissolution, Growth Fund must pay or make provision to pay all claims and obligations, including all contingent, conditional or unmatured claims and obligations, known to Growth Fund (whether the claimant is known or unknown), as well as any claims and obligations that have not been made known to Growth Fund or that have not arisen but that, based on the facts known to Growth Fund, are likely to arise or to become known to Growth Fund within 10 years after the date of dissolution.

Given the statutory requirement to provide for any such claims and potential claims, the impossibility to currently predict the timing of the sale of the remaining assets of Growth Fund or the net amount to be received by Growth Fund from any such remaining sales, the eventual outcome of litigation and the costs associated with operating Growth Fund during this unpredictable timeframe, any estimate of total distributions to be made to shareholders upon liquidation and dissolution of Growth Fund would be highly speculative and unavoidably misleading and confusing to shareholders, even if accompanied by a discussion of underlying assumptions, as there could be no reasonable basis for such assumptions.

H. Christopher Owings, Esq., Assistant Director
Alexandra M. Ledbetter, Esq., Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
September 8, 2008

Because Trust V will not enter into liquidation and dissolution as a result of the sale, the Trust V Consent Statement does not provide disclosure regarding any post-liquidation distributions. However, the disclosure following the table on page S-6 and preceding the table on page 25 of the Trust V Consent Statement also relates to Trust V and its initial distribution due to the same factors described above as well as the costs and risks of the continuing operation of Trust V. Accordingly, although the Managing Shareholder currently intends that Trust V will make an initial distribution within a reasonable time following the sale, the amount of such distribution is also indeterminable at the present time.
Fees and Expenses of the Transaction, page 26
15.	Please disclose whether Mr. West, the advisor retained by the Managing Shareholder as a consultant, will receive a fee in connection with the transaction and whether the fee will be paid from the proceeds of the sale.

Response: The first paragraph under the heading “THE TRANSACTION — Fees and Expenses of the Transaction” on page 30 of the Growth Fund Consent Statement and page 27 of the Trust V Consent Statement has been revised to indicate that Mr. West is to receive a fee in connection with the sale. The subsequent paragraph provides the manner in which fees incurred in connection with the sale are allocated among the Funds.
The Sale and Purchase Agreements and the Additional Agreements, page 31
16.	We note your disclosure that “[n]either the agreements nor this description of the agreements are intended to provide you with any other factual information about the Funds.” Please revise to remove any potential implication that the referenced sale and purchase agreement does not constitute public disclosure under the federal securities laws.

Response: The referenced disclosure has been deleted.
Regulatory Matters, page 36
17.	We note your statement that your proposed transaction requires “the ratification of [Egypt’s General Authority for Investment and Free Zones] of the minutes of the extraordinary meeting of the general shareholders of REFI approving the transfer of the Shares to the Purchasers.” Please indicate the likelihood that you will obtain this approval, and whether you have made any contact with GAFI or taken any other steps toward this end.

Response: The disclosure under the heading “REGULATORY MATTERS” beginning on page 40 of the Growth Fund Consent Statement and page 34 of the Trust V

H. Christopher Owings, Esq., Assistant Director
Alexandra M. Ledbetter, Esq., Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
September 8, 2008

Consent Statement has been revised to include additional disclosure regarding preliminary conversations with respect to obtaining the approval from Egypt’s General Authority for Investment and Free Zones of the minutes of the extraordinary meeting of the general shareholders of REFI approving the transfer of the Shares to the Purchasers.
Householding of Consent Statement, page 47
18.	Please provide in this section instructions on how shareholders sharing an address can request delivery of a single copy of annual reports, proxy statements, or Notices of Internet Availability of Proxy Materials if they are receiving multiple copies. See Item 23(d) of Schedule 14A.

Response: The disclosure under the heading “HOUSEHOLDING OF CONSENT STATEMENT” beginning on page 51 of the Growth Fund Consent Statement and page 44 of the Trust V Consent Statement has been revised to include additional disclosure regarding how shareholders sharing an address can request delivery of a single copy of the consent statement and its attachments or future consent statements (as applicable) if they are receiving multiple copies.
* * * * *
             This letter was filed by EDGAR on September 8, 2008.
             In the event that you have any questions or comments, please feel free to contact me at (212) 297-5830. Thank you.

Very truly yours,
/s/ Frank E. Lawatsch, Jr.
Frank E. Lawatsch, Jr.

cc:	The Ridgewood Power Growth Fund
Ridgewood Electric Power Trust V
Ridgewood Renewable Power LLC

ACKNOWLEDGEMENT
     In connection with the response by The Ridgewood Power Growth Fund (“Growth Fund”) and Ridgewood Electric Power Trust V (“Trust V”; and together with Growth Fund, the “Funds”) and Ridgewood Renewable Power LLC, as the Managing Shareholder of the Funds (the “Managing Shareholder”; and together with Funds, each a “Filing Person” and collectively, the “Filing Persons”) to the comments set forth in the letter from the United States Securities and Exchange Commission (the “Commission”), dated August 29, 2008, addressed to Randall D. Holmes, Chief Executive Officer of each of the Funds, regarding the Preliminary Proxy Statement filed by Growth Fund with the Commission on August 1, 2008, and the Preliminary Proxy Statement filed by Trust V with the Commission on August 1, 2008, each Filing Person hereby acknowledges as follows:
•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of September 8, 2008.

THE RIDGEWOOD POWER GROWTH FUND
By:	/s/ Randall D. Holmes
	Name:	Randall D. Holmes
	Title:	President and Chief Executive Officer

RIDGEWOOD ELECTRIC POWER TRUST V
By:	/s/ Randall D. Holmes
	Name:	Randall D. Holmes
	Title:	President and Chief Executive Officer

RIDGEWOOD RENEWABLE POWER, LLC
By:	/s/ Jeffrey H. Strasberg
	Name:	Jeffrey H. Strasberg
	Title:	Executive Vice President and Chief Financial Officer